Exhibit 99.1
1. Shinhan Card’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On August 22, 2014, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to hold an extraordinary shareholders’ meeting as follows:

1) Date and Time: August 22, 2014, 11:30 (Seoul Time)

2)	Venue: Conference room, 21th floor, Post Tower Building B, 70, Sogong-ro, Jung-gu, Seoul, Republic of Korea

3)	Agenda:

i) Approval of Revision to Articles of Incorporation

Item	Details	Reason

Business Objective Added	Renting of Motor Vehicles	To diversify the business portfolio

2. Shinhan Card’s Extraordinary Shareholders’ Meeting Result

On August 22, 2014, Shinhan Card, our wholly-owned card subsidiary, held an extraordinary shareholders’ meeting and agenda listed below was approved.

1)	Agenda:

i) Approval of Revision to Articles of Incorporation

Item	Details	Reason

Business Objective Added	Renting of Motor Vehicles	To diversify the business portfolio